EXHIBIT 99.3

                             LETTER TO SHAREHOLDERS


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                                                                    EXHIBIT 99.3

                                 [Letterhead of
                          Fidelity D & D Bancorp, Inc.]




                                  June 1, 2001




Dear Shareholder:

     We enclose a prospectus describing the Fidelity D & D Bancorp, Inc. 2000 Dividend Reinvestment Plan as currently in effect. The purpose of the plan is to provide you with a convenient method to purchase additional shares of the company's common stock through the automatic reinvestment of dividends payable on your shares of the company's common stock.

     The plan does not differ materially from our previous practice. In our initial registration statement filed with the Securities and Exchange Commission, we were required to use a registration form that required continuous updates due to the holding company's limited time as a public company. This amendment eliminates this requirement and thereby reduces our administrative costs. The amendment also reflects the appointment of The Fidelity Deposit and Discount Bank Trust Department as the plan administrator.

     If you are enrolled in the plan, you do not need to do anything to continue your participation. If you are not enrolled in the plan, and would like to do so, please use the attached authorization form for this purpose.

     We appreciate your continued ownership of the company's common stock. Please telephone The Fidelity Deposit and Discount Bank Trust Department, the plan administrator, at (570) 342-8281 with any questions that you may have.

                                                 Sincerely,


                                                 Joseph J. Earyes
                                                 Executive Vice President and
                                                 Chief Executive Officer


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